

Mail Stop 3233

January 2, 2018

Mr. Chun-Han Lin
Chief Executive Officer
Asia Training Institute US, Inc.
1108 S. #107 Baldwin Ave.
Arcadia, CA 91007

> **Re: Asia Training Institute US, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2016**
> **Filed December 14, 2017**
> **Response dated December 13, 2017**
> **File No. 333-210847**

Dear Mr. Lin:

We have reviewed your December 13, 2017 response to our comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 24, 2017 letter.

<u>Form 10-K/A filed December 14, 2017</u>

1. We note that the Form 10-K/A and certifications are dated March 31, 2017. Please file a new Form 10-K/A and certifications that are currently dated.

<u>Item 9A. Controls and Procedures</u>

<u>Management's Report on Internal Control over Financial Reporting, page 11</u>

2. We note your response to comment two, but also note that the revision was not made in the 10-K/A filed on December 14, 2017. As previously requested, in future filings please identify which version of the COSO framework (1992 or 2013) management used in performing its assessment of internal control over financial reporting.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities